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Attention:	Pearlyne Paulemon, Brigitte Lippmann

Re:	Athena Technology Acquisition Corp. II
Preliminary Proxy Statement on Schedule 14A
Filed November 4, 2024
File No. 001-41144

Ladies and Gentlemen:

On behalf of our client, Athena Technology Acquisition Corp. II (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated November 15, 2024 relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on November 4, 2024 (the “Proxy Statement”). Concurrently with the submission of this letter, the Company has publicly filed Amendment No. 1 on Schedule 14A (“Amendment No. 1”), which reflects the revisions described herein and certain other updated information.

For ease of reference, the text of the comment in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A

Risk Factors, page 22

1.	We note that you are seeking to extend your termination date to September 14, 2025, a date which is 45 months from your initial public offering. We also note that you are currently listed on the NYSE American and Section 119(b) of the NYSE American Company Guide requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of its IPO registration statement. Please revise your disclosure regarding a right to appeal a delisting to conform with your language on page 23 that states that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from the NYSE American after the 36-month window ends on December 10, 2024. See Section 119(f) of the NYSE American Company Guide. In addition, disclose that as a consequence of any such suspension or delisting, you may no longer be attractive as a merger partner.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 23 of Amendment No. 1 to reflect that the NYSE American suspension and delisting action are subject to an appeal pursuant to Part 12 of the NYSE American Company Guide. Further, the Company has revised the disclosure on pages 22 and 23 of Amendment No. 1 to note that any such suspension or delisting may cause the Company to be unable to attract a merger partner.

*     *     *

November 18, 2024

Should you have any comments or questions regarding the foregoing, please call me at (312) 876-7605 or e-mail me at scott.westhoff@lw.com, or Peyton Worley at (212) 906-1282 or peyton.worley@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

cc:	Peyton Worley, Latham & Watkins LLP

/s/ Scott W. Westhoff
Scott W. Westhoff
of LATHAM & WATKINS LLP